EXHIBIT B

RESOLUTIONS OF THE BOARD

RESOLVED, that the Board of Managers of Man FRM Alternative Multi-Strategy Fund LLC, including a majority of the managers who are not "interested persons," as defined by the Investment Company Act of 1940 Act, as amended (the "1940 Act"), of the Fund, voting separately, hereby ratifies the fidelity bond issued by CNA Insurance Company and providing coverage in the amount of $525,000 to the Fund (the “Fidelity Bond”) and determines, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the Fund’s portfolio; and further

RESOLVED, that in the event that the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the proper officers of the Fund be, and hereby are, authorized and directed to obtain an increase in the amount of the Fidelity Bond coverage to comply with such requirements; and further

RESOLVED, that Colin Bettison, be, and hereby is, designated as the person to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.